UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sevcon, Inc.
(Name of Issuer)

Common Stock $0.10 Par Value Per Share
(Title of Class of Securities)

81783K108
(CUSIP Number)

Matthew C. Dallett
Edwards Wildman Palmer LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81783K108
1.	Names of Reporting Persons. Marvin G. Schorr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 418,734
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 418,734
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 418,734
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 10.49%
14.	Type of Reporting Person (See Instructions) IN

Introductory Note

This Schedule 13D/A amends the Schedule 13D originally filed by the reporting person on July 11, 1988, as amended to date.  Except as supplemented by Items 3 and 5, there is no change to this Schedule 13D as previously amended.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 is supplemented with the following:

Dr. Schorr’s purchases of shares described in Item 5 were made with personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

As a result of Dr. Schorr’s subscription for 22,448 shares of the Issuer’s Series A Convertible Preferred Stock, Dr. Schorr is the direct beneficial owner of 418,734 shares of the Common Stock. This number is derived by adding the number of shares of Common Stock currently held by Dr. Schorr (351,390 shares) plus the number of shares (67,344 shares) which would be receivable by Dr. Schorr if he were to convert all of the Issuer’s Series A Convertible Preferred Stock held by him into Common Stock.  He has sole power to vote and to dispose of all of such shares. Dr. Schorr’s wife beneficially owns 2,502 additional shares of Common Stock.  This number is derived by adding the number of shares of Common Stock currently held by Dr. Schorr’s wife (1,800 shares) plus the number of shares (702 shares) which would be receivable by Dr. Schorr’s wife if she were to convert all 234 shares of the Issuer’s Series A Convertible Preferred Stock held by her into Common Stock. She has sole power to vote and to dispose of all of such shares, and Dr. Schorr disclaims beneficial ownership of all of his wife’s shares.

Dr. Schorr was previously deemed the beneficial owner of shares of the Issuer’s Common Stock that were held in a private charitable foundation (the “Trust”) of which Dr. Schorr and his wife are trustees with shared voting and dispositive power. The Trust has disposed of all of its shares of the Issuer’s Common Stock.

Dr. Schorr’s total beneficial ownership described above, excluding the 2,502 shares beneficially owned by his wife, represents 418,734 shares, or 10.49% of the outstanding Common Stock.  This percentage is based on the 3,574,765 shares disclosed as outstanding in the Issuer’s Form 10-Q filed on August 7, 2014, and assumes no other shareholder converts their Series A Convertible Preferred Stock into Common Stock.

Within the past 60 days, Dr. Schorr has acquired 22, 448 shares of the Issuer’s Series A Convertible Preferred Stock by subscription for $21.50 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 30, 2014

By:	/s/ Marvin G. Schorr
Name:	Marvin G. Schorr